KILEY PARTNERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

Balance, December 31, 2015	$	1,010,101
Net income		792,834
Distributions to stockholder		(955,267)
Balance, December 31, 2016	$	847,668

See accompanying notes.